Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

Excluding Interest on Deposits:	Three Months Ended September 30, 2008	Nine months Ended September 30, 2008
Fixed Charges:
Interest Expense (excluding interest on deposits)	$194	$614
One-Third of Rents, Net of Income from Subleases	8	21

Total Fixed Charges	$202	$635

Earnings:
Income (Loss) Before Income Taxes	$(128)	$179
Fixed Charges	202	635

Total Earnings	$74	$814

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	0.37x	1.28x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$485	$1,581
One-Third of Rents, Net of Income from Subleases	8	21

Total Fixed Charges	$493	$1,602

Earnings:
Income (Loss) Before Income Taxes	$(128)	$179
Fixed Charges	493	1,602

Total Earnings	$365	$1,781

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	0.74x	1.11x